Filed by JPMorgan Chase & Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: The Bear Stearns Companies Inc.

(Commission File No. 001-8989)

Included below are selected portions of the transcript of an investor presentation made by Jaime Dimon, Chairman and CEO of JPMorgan Chase & Co. (the “Firm”), on May 12, 2008. Also included are selected portions of the related slide presentation. Such selected information relates to the expected merger of the Firm with The Bear Stearns Companies Inc.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase & Co. and The Bear Stearns Companies Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of JPMorgan Chase’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies’ outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto; the extent and duration of continued economic and market disruptions; adverse developments in the business and operations of Bear Stearns, including the loss of client, employee, counterparty and other business relationships; the failure of Bear Stearns stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain business and operational relationships; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause JPMorgan Chase’s results to differ materially from those described in the forward-looking statements can be found in the JPMorgan Chase’s Annual Report on Form 10-K for the year ended December 31, 2007, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, both filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

Additional Information

In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns has mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase’s website (www.jpmorganchase.com) under the tab “Investor Relations” and then under the heading “Financial Information” then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Bear Stearns’s website (www.bearstearns.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may solicit proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.

TRANSCRIPT–SELECTED PORTIONS

Event Name: J.P. Morgan Chase & Co at UBS Global Financial Services Conference

Event Date: 2008-05-12

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Jamie Dimon: …When we close Bear Stearns, the leverage lending number is going to go up by a couple billion dollars and all these various mortgage assets are going to go up by approximately $18 billion if you take the numbers as of today. So you’ll see something different.

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The next section I want to give you is on Bear Stearns. I’ll give you much more of an update than we gave you last time. First of all, we are eight weeks into the transaction. That’s number one. I want to make it perfectly clear, “mission not accomplished”. When I read the press I get very worried about statements kind of like what a great deal we did. You will judge us on this deal one year from now. You cannot judge us on this deal today. We would not have done it if we didn’t think it made sense, but we are bearing an awful lot of risk. I’m going to show you some of that as we go through it.

We are pushing as fast as we can to get it done. We hope to close this deal around the weekend of June 1, because the risk is so extraordinary to be in the position we’re in today, both in terms of clients, people, and actual risk positions. I’m going to show you some of the risk positions, that we really have no choice but to act quickly.

I also want to point out that all the heavy lifting here is being done by Steve Black and Bill Winters and thousands of people in the investment bank who are pretty much working around the clock to do some of the things I’m about to describe to you, and they’re doing it under really tough circumstances. So if you were part of that team, you’d be pretty proud of how those people are behaving.

We’ve announced the leadership teams three layers down. It incorporates a lot of Bear Stearns people. All 14,000 people, for the most part, will know whether they have a job by June 1. There will be some exceptions to that. The businesses are about 75% done in making their people selections. We think that 40% of the staff will get a job, maybe more. Some of these jobs, by the way, are coming on JPMorgan’s side. So we’re kind of mixing apples and oranges here a little bit.

And you all should know we’re making a really special effort to get these folks- anyone who will lose their job because of the Bear Stearns merger to get them redeployed. So we actually contacted a couple hundred people, employers in the city and we’ve set up real outplacement and talent clinics. And we already have people calling us up saying they’ve got needs for 1,500 jobs, and this goes from messengers, to clerks, to bankers, to compliance, to lawyers, to accounting. So we’re doing the best we can in the human way to get everyone involved in a job.

And remember this is all taking place when the Street is already cutting back a lot, including us. You know, we’re going to be getting tougher too in how we’re running the investment bank. So we’re trying to do this as humanely and as quickly as possible. We have a firmwide integration office and it’s really by business units. So at the sub-business unit from equity, to prime broker, to mortgages, to you name it, to data centers, to operations, general ledgers, et cetera. We’re going through people, systems, conversions, risk measures, conforming accounting, you name it, trying to get this thing all done in time.

We’ve selected most of the systems at this point, and Bear Stearns had some very good systems we’re going to keep, but I think for the most part they’re going on the JPMorgan platform. We’ve already built the bridges in place for HR, payroll, back office, and general ledger. We’re taking on 4 million square feet. We’ve already identified one million which is going to be eliminated.

Bear Stearns has five trading floors. We’re going to build two brand new ones and those seven will probably accommodate the whole company, and the whole investment bank will be moving into the Bear Stearns building, which we think is actually a better than what we have now. Right now, we’re divided between a couple buildings and it makes it hard to run the investment bank.

The other smaller good piece of news here is that this stops us from having to basically spend $3 billion to build an investment banking headquarters downtown. In fact, during the negotiations I should point out that some of our investment bankers came up and said, if you need a little bit more money, we’ll chip in so we don’t have to commute. So we are rushing to get this stuff done. This stuff is actually extremely hard work.

On the balance sheet side, and this is where the risk is, let me just walk you through a few quick numbers, on page 23. Total risk weighed assets circled at the bottom of the left hand column, 3/17/08, were $225 billion. We hope to have it down to approximately $150 billion by the end of June 30 and if you ask what the normal run rate is, it will probably be half the way between June 30, the normal run rate by the end of the year. That’s what we’re trying to get to.

Let me give you a little bit of detail on where trading is going, from $155 billion to $100 billion, to $30 billion, credit $63 to $60 to $20, mortgage is $73 to $20 to $5. That includes the $30 billion that is going over to the Fed, most of which is in mortgages, and you can see the other trading areas. Prime services, that’s prime broker and correspondent is not going down and it uses up more balance sheet and less risk weighed assets. I wonder why risk weighed assets don’t come down more.

Several weeks ago we were able to consolidate all the risk systems so we can actually look at the risk on a consolidated basis over time. We have these in place and we’re acting on them every single day. Bear Stearns’ stand alone VaR and it’s just one measure of risk, I would say, is down about 50% already. I would say the total risk is probably down a little bit less than that, but it’s down 50%.

This risk weighed asset number is important for you to put in the back of your minds, is Basel I. Okay, if you look at what the risk weighed assets were under CSE which is what

Bear Stearns ran under, it was a lot less than that. In other words, Basel II/CSE, a lot less risk weighed assets, which meant that investment banks could run with a lot less capital relative to what a commercial bank that owns an investment bank could run under.

And I should also point out that there may be a block of assets which we are going to take out of Bear Stearns and hold at the parent company, and just liquidate them. We haven’t decided yet but don’t be surprised if you see us do that and that’s just a better way to manage the company. They’re probably held to maturity or AFS securities and match funded, and liquidated over time. So you can see we’re making progress but the first part of the progress from 3/17/08 to whatever the number is today was done in a very difficult environment. I mean to say an extremely difficult environment. I’ll tell you some of the impact of that in a second.

Page 24 shows you the Bear Stearns earning potential. It’s still about the $1 billion we told you. So if you look at it in different categories now, equities and prime brokerage services (which includes correspondent investment advisory services) is the $600-$750, and energy $50 to $80. These are almost separate businesses, so you can almost look at them as though they’re stand alone profit centers and we’re pretty sure we’re going to get that.

One of the things I should point out is we have not put in here future revenue enhancements of revenue synergies. We know there will be some. We haven’t looked at them. They could be hundreds of millions of dollars. We just haven’t put them in. We just simply are going to take a snapshot of what we think we can get today.

And the other markets, in corporate finance you can see it’s $100 to $200 and $50 to $100. This is investment banking, fixed income, a lot of other areas of the company, a little harder. We’re really merging people. This is where we’re trying to keep the absolute best people, strengthen our businesses and hopefully we gain a little bit of share, or earn some (inaudible) that weren’t even in before.

So we do think we’re going to get this but it’s a little bit more complicated to get it. I should point out there are some excellent people at Bear Stearns. We think that between their investment bankers, traders, some of their research groups, mortgage research called FAST, prime brokers, correspondents, we think we’re getting some really great people. So we think this does materially enhance our future at JPMorgan.

This slide shows you kind of the balance sheet side. I showed you risk weighed assets but now I’m going to tell you what happens to the earnings of JPMorgan as a result of this transaction. I’ll try to go through the slide a little bit slowly so I can get it right. Number one, for accounting purposes, the day we bought that 39.5%, we became a minority owner and we started to account for our share of their earnings.

We’re going to break it out for you at the end of the quarter. We looked at it as kind of extraordinary, but our share of their earnings from April 8 to June 30 will go through our operating earnings. There’ll be a loss of about $400 million. $200 million has already happened. $200 million is a pure estimate. So that other $200 million obviously can swing pretty dramatically.

The second thing which will go through our P&L will be the merger cost. Think of those things that cannot go on purchase accounting. So they’re just kind of extra costs. We’ll break them out. We don’t think they’re that big of a deal, about $100 million. So it’s about a $500 million loss when we do that transaction.

We are also going to have a gain called an extraordinary gain of about $1 billion because of how we have to purchase the account of Bear Stearns, and we break it out into pieces showing how we actually got there. Take Bear Stearns equity capital as of 2/29, the last time they reported, $11.5 billion. We are going to have after tax adjustments of $9 billion. Okay, I’m not going to give you a lot of detail here. It’s litigation reserves. It’s certain restructuring costs. It’s certain tax adjustments which could be $1 billion or more is deleveraging, is derisking, which is showed you on the other page to get the balance sheet down and get the risk into place. You got to get it there on slide 25. It’s conforming accounting adjustments and it’s also the fact that Bear Stearns has lost several billion dollars since March 17.

So don’t double count the $500 up top, but it was a really tough time. So that’s why we’re saying “mission not accomplished”. Got a lot of work to do to try to get this aptly in place, to get the benefits and reduce the risks over time. So that $9 billion can change easily by $1 billion, possibly even $2 billion between now and June 1.

So on June 1, we merge everything. We actually move a lot of the positions, everything gets remarked. We will have had more time to go through taxes, accounting, et cetera. We paid $1.5 billion for the company so the extraordinary gain will be about $1 billion. So that about $1 billion , could be more than $1 billion. It could be less than $1 billion and so in that swing we’ll let you know if it changes dramatically from here.

Again, we didn’t focus a lot on potential upsides. There are some really funny accounting things when you buy a company with negative goodwill. In the old days you have to take negative goodwill and accrete it back in income. You don’t do that anymore. You also have to write off all fixed assets. So there’s about $600 million of fixed assets which just get written off and not reset up. So you would say, well that’s kind of a funny way of looking at something, but that’s the way the accounting actually works.

And then the number down below just shows you that our equity account will go up by approximately $2 billion, and so I won’t spend any more time on that. That $2 billion relates to the number we’d given you before, about $5 billion. So obviously this number is substantially worse. It’s Bear’s operating losses, it’s largely tax litigation and other things that we found in the process.

There will also be ongoing about $900 million of after tax merger costs. So if you said, okay, second quarter’s over, what happens after that? It’s about $900 million of other after tax costs that will be spread over, think of it as six quarters that comes in different buckets. The IB will be about $300 million. In this particular one, they will more than earn that back with their share of Bear Stearns’ earnings, but it will be a special merger cost that will disappear over time.

Asset management will be about $300 million. This is mostly related to closing down big parts of Bear Stearns’ asset management and the fact that in their brokerage network and private client business, which we want to keep, we’ve lost a lot of brokers and we obviously had to pay them a little extra, so we have some extra costs in there. And then corporate, think of this as systems, and real estate, and a whole bunch of other things over time.

The Bear integration is going well. There’s a lot of risk and we are not going to sleep easy until we’re done, until we get through the closing and a couple months after that. We’re completely focused to manage through this downturn.

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Questions and Answers:

Unidentified Audience Member: Thanks. Can you comment on customer retention at Bear Stearns? Anecdotally we’ve heard that in the clearing business there’s been a large exodus of clients to competitors like Pershing and on prime brokerage there’s been a significant exodus to prime brokerage like the sponsor of this conference.

Jamie Dimon: So I’m going to mention prime brokerage. I forgot the number for correspondent, but it is true. If you look at balances and stuff like that, volume is probably down about 30% or 40% from the day that they did the deal. Now, we have a lot of expectations it’s going to come back. Why? People have told us, and plus they’re opening up new accounts. So a lot of people say they’d like to have a prime broker account or correspondent clearing account at JPMorgan Chase, so they never again have to worry about credit or something like that.

So we’ve lost some. We hope to get some back and that’s all incorporated in the numbers we’ve showed you.

Unidentified Audience Member: And on clearing?

Jamie Dimon: I don’t think we’ve lost a lot in clearing but we’ve lost some.

Unidentified Audience Member: Thank you.

Jamie Dimon: Remember, for some of these prime broker accounts, clients have several. So it’s very easy just to move the business to another one that’s existing and move it back when they’re more comfortable. So we don’t think it’s going to be that hard to get back some of that business. And also, like I mentioned, we believe that we will be able to do a lot of things with Bear Stearns prime broker clients that Bear Stearns couldn’t because of our global footprint, our global derivatives, et cetera, products that these same clients got at other firms. So we do think there’s an upside to the numbers I showed you.

Unidentified Audience Member: Before Bear Stearns, it seemed like you were directing your efforts towards acquiring something with consumer assets, brick and mortar. Is that still where you’re at, or have you changed it now with Bear Stearns?

Jamie Dimon: No, Bear Stearns has not changed our ambitions in the retail and consumer side of the businesses. Nor would it stop us from being able to do something there, because they’re completely separate, or almost completely separate.

Unidentified Audience Member: How is the downsizing of Bear Stearns’ risk weighted assets impacting market prices for credit default swaps and cash fixed income instruments?

Jamie Dimon: I don’t know if it’s had any—are you talking about in general, how it affected the markets in general?

Unidentified Audience Member: Right now, yes, it is having any impact on market pricing?

Jamie Dimon: No, whatever we’ve done has already been done, and so I should say that some of the losses that Bear Stearns had were on their hedges, and their DVA, and things like that. So for example Bear Stearns’ liabilities trade at a big discount and came right back in when JPMorgan bought the company, and that led to a large loss.

But I don’t think it’s having a big impact right now on any spreads, et cetera.

SLIDE PRESENTATION—SELECTED PORTIONS

UBS GLOBAL FINANCIAL SERVICES CONFERENCE

JPMorganChase

Bear Stearns Merger Integration
Firmwide Merger Integration Office of Senior Executives meets weekly
95%+ systems selection completed
Plans are in place to bridge the general ledger, HR, payroll and back office processing and convert the back office
Acquiring 4.1mm sq ft of real estate of which 1mm sq ft will be eliminated;
acquiring 5 trading floors and building 2 more
Co-location of Equities, Research, IB and back office to occur in 2008
Broker dealer consolidation to occur by end of 2008
Infrastructure
Leadership teams have been announced to approximately 3 levels down within the organization
All 14,000+ BSC employees have a manager within the new organization who is responsible for ensuring appropriate decisioning is being made
Businesses are 75% complete in making people selection decisions; communication is ongoing and expected to be complete to all staff by merger close
Have identified positions for approximately 40% of BSC staff
Have identified more than 1,500 redeployment job opportunities through the Talent
Network process
People

UBS GLOBAL FINANCIAL SERVICES CONFERENCE

JPMorganChase

Bear Stearns Balance Sheet – Estimated Projections
Risk Weighted Assets (RWA) - $ in billions
  3/17/08
Estimate
6/30/08 Target run-rate
Trading $155 $100  $30
Credit  63 60 20
Mortgages 73 20 5
Repo 8 10 0
Other Trading 11 10 5
Prime Services 41 30 50
Other Assets 30 20 15
Total RWA 225 150  95
Total GAAP Assets $410 $225 $250
New risk limits and risk measures for BSC activity have been set for all businesses to match the appetite of the combined firm
Daily risk reporting is in place
Balance sheet and RWA reduction plans and targets are in place and being actioned
Riskiness of BSC balance sheet substantially reduced since announcement.  BSC VAR down roughly 50%
RWA calculated under Basel I rules as applied by JPM
Whether all BSC positions remain in IB (vs. Corporate) is TBD

UBS GLOBAL FINANCIAL SERVICES CONFERENCE

JPMorganChase

Bear Stearns Future Earnings Potential (exit ‘09)
Business Estimated Earnings
Equities + Prime Services $600-$750
Energy 50-80
Other Markets 100-200
Corporate Finance 50-100
Total Investment Bank
$800-$1,130
Asset Management $0 +/-
$ in millions

UBS GLOBAL FINANCIAL SERVICES CONFERENCE

JPMorganChase

Bear Stearns Impact on 2Q08 – Extremely Rough Estimates/Illustrative
Above the line earnings impact in 2Q08
JPM pro rata share of BSC losses through close
and month of June ’08 ($200mm realized to
date) - ESTIMATED1
($400)
Merger costs – ESTIMATED (100)
Total ($500)
Extraordinary gain
BSC capital at 2/29/08 $11,500
De-leveraging/de-risking, purchase
accounting, restructuring, litigation, BSC
2Q08 operating losses, etc. – ESTIMATED
(9,000)
Purchase price (1,500)
Total $1,000
Equity increase
Above the line losses – ESTIMATED ($500)
Extraordinary gain – ESTIMATED 1,000
Equity issued 1,500
Total $2,000
$ in millions
1
JPM pro rata share is based on 49.5% ownership of BSC as of April 8, 2008
Prior estimate was $5B +/-
+/- several hundred million
+/- $1 billion

Bear Stearns Impact Post 2Q08 – Rough Estimates
Approximately $900mm after-tax merger expense through the end of 2009
IB - approximately $300mm after-tax merger expense
Spread evenly through the end of 2009
Primarily related to systems conversion
Asset Management
Net losses expected through 2009
Includes approximately $300mm in merger-related expense
Corporate – approximately $300mm after-tax merger expense
Majority recognized in 2009
Primarily related to real estate

Conclusions Bear Stearns merger integration proceeding well, but is challenging in current market environment. Remains an excellent opportunity for shareholder value in long run

This presentation includes non-GAAP financial measures.
1. TCE as used on slide 1 for purposes of a return on tangible common equity is defined as common stockholders’ equity less identifiable intangible assets
(other than MSRs) and goodwill. TCE as used in slide 14 in the TCE/Managed RWA ratio, which is used for purposes of a capital strength calculation, is defined as common stockholders’ equity plus a portion of junior subordinated notes (which have certain equity-like characteristics due to their subordinated and long-term nature) less identifiable intangible assets (other than MSRs) and goodwill. The latter definition of TCE is used by the firm and some analysts and creditors of the firm when analyzing the firm’s capital strength. The TCE measures used in this presentation are not necessarily comparable to similarly titled measures provided by other firms due to differences in calculation methodologies.
2. Financial results are presented on a managed basis, as such basis is described in the firm’s Annual Report on Form 10-K for the year ended December 31,
2007.
3. All non-GAAP financial measures included in this presentation are provided to assist readers in understanding certain trend information. Additional information concerning such non-GAAP financial measures can be found in the above-referenced filings, to which reference is hereby made.
Forward-looking statements and notes on non-GAAP financial measures
Forward looking statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of JPMorgan Chase’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause JPMorgan Chase’s results to differ materially from those described in the forward-looking statements can be found in the firm’s Annual Report on Form 10-K for the year ended December 31, 2007, its March 24, 2008 Current Report on Form 8-K, and its Quarter Report on
Form 10-Q for the quarter ended March 31, 2008, each filed with the United States Securities and Exchange Commission (SEC) and available at the SEC’s Internet site
(http://www.sec.gov).
Additional Information
In connection with the proposed merger with The Bear Stearns Companies Inc (Bear Stearns), JPMorgan Chase has filed with the SEC a Registration Statement on
Form S-4 that includes a preliminary proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the definitive proxy statement/prospectus, when it becomes available, to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase’s website
(www.jpmorganchase.com) under the tab "Investor Relations," then under the heading "Financial Information," then under the item "SEC Filings," and then under the item “Display all of the above SEC filings.” You may also obtain these documents, free of charge, from Bear Stearns's website (www.bearstearns.com) under the heading
"Investor Relations" and then under the tab "SEC Filings."
JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may solicit proxies from Bear
Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the
Bear Stearns stockholders in connection with the proposed merger will be set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase’s executive officers and directors in its proxy statement filed with the SEC on March 31, 2008. You can find information about Bear
Stearns’s executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.
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